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   QUANTUM ENERGY
   OTCBB:QEGY
   Frankfurt: B&A


   Mr. Kevin Stertzel
   United States Securities and Exchange
   Commission Washington, D.C. 20549-0405



     February 26, 2007

    Attention: Kevin Stertzel, Division of Corporate Finance
    ---------------------------------------------------------

Dear Sirs,

    RE: Quantum Energy Inc. (the "Company")
        Form 10-QSB for the fiscal quarter ended May 31, 2006
        Form 8K filed May 24, 2006
        --------------------------

    We are writing in 'reply to your comment letter dated January 23, 2007. The following are our responses.

    Form 8-K Filed, May 24; 2006
    ----------------------------

Comment:

    1. We note your Form 8-K that appears to indicate your acquisition of KOKO Petroleum, Inc.'s producing oil and gas assets. We are unable to locate related financial statements and pro forma infortnation required under Rules 3-05 and 11-01(a) of Regulations S-X. Also refer to SAD Topic 2:D, questions 4 and 7 for additional. guidance. Please file the necessary financial statements and pro forma financial. information. or otherwise, please tell us why you don't believe this information is necessary. Include with your pro forma disclosures, a presentation of pro forma reserve information in a roll-forward format and a pro forma standardized measure. Please refer to SFAS 69 for formats of these disclosures.

   Response:

   Please Find attached edited 8K form which now includes the financial information required.





Quantum energy, Inc.                                  Toll-Free: (880 74O-7276
PO Box 929                                    Email: info(quonlumenorgylnc.net
Penticton, BC
V2A 6J9                                          Web: www.quontumenergyinc.net

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QUANTUM ENERGY
OTCBI:QEGY
Frankfurt:B&A



         Form 10-QSB for the Fiscal Quarter Ended May 31, 2006
         -----------------------------------------------------

Comment:

2. it appears that you have changed the focus of your business to an enterprise engaged in the exploration for; and the development and production of oil and gas. Please tell us how you have considered. expanding your accounting policy disclosures to include your accounting policy for oil and gas activities. Please refer to SPAS 19 or Rule 4-010 or Regulation S-X for additional guidance. In addition, please be advised of the annual. reporting requirements found in. SPAS 69.

Response:


SFAS 69 has been reviewed by Management and the Company will comply with all required disclosures; including reporting oil and gas reserves. The following is management's suggestion of the disclosure to be made in the Form l0-QSB's notes to financial statements (Note 3(h)) regarding to the accounting policy disclosures.

"The Company uses the successful efforts method of accounting for oil. and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property attn. equipment are depreciated over their estimated useful lives.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain. or loss is recognized. On the retirement or sale of a partial. unit of proved property, the cost is. charged to


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QUANTUM ENERGY
OTCBI:QEGY
Frankfurt:B&A


accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property -for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration. the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the costs off the interest retained."


Please find enclosed the financial statement of KOKO Petroleum Inn. for the years ending August 31, 2005 and. 2006 (audited) and the six months ended November 30 2005 and 2004 (unaudited) and amended notes to financial statements for the form 1OQSB/A (note 3(h)) for your review and, comments.

The reserve reports are not available at this date, however, the Company engaged Mr. John M. Durkee, a. qualified engineer, to provide such a report. According to the letter agreement enclosed with this reply the reserve reports will be available within. 60 calendar days from February 20, 2007.






Very truly Yours,



By: /s/ Ted Kozub
------------------
Ted Kozub, CEO
Quantum Energy Inc.




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